Filed by Passage Bio, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Passage Bio, Inc.

Filer’s SEC File No.: 001-39231

Date: June 24, 2026

This filing relates to the proposed merger of Remix Therapeutics, Inc., a Delaware corporation (“Remix”), with Peregrine Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Passage Bio, Inc., a Delaware corporation (“Passage Bio”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of June 24, 2026, by and among Remix, Merger Sub and Passage Bio. The following is the script of a joint conference call hosted by Passage Bio and Remix held on June 24, 2026:

Remix and Passage Bio Announce Definitive Merger Agreement

June 24, 2026

Webcast Call Script

1:30 PM PT / 4:30 PM ET

CORPORATE PARTICIPANTS

Dr. William Chou, President and Chief Executive Officer for Passage Bio

Kathleen Borthwick, Chief Financial Officer for Passage Bio

Pete Smith, Chief Executive Officer for Remix

PRESENTATION

Operator

Good morning, and welcome to the Passage Bio / Remix Therapeutics Merger Agreement Announcement Conference Call. I would like to remind you that this call is being recorded for replay. I will now turn the conference call over to Kathleen Borthwick, Chief Financial Officer of Passage Bio. Please go ahead.

Kathleen Borthwick

Thank you, operator, and good morning, everyone.

Before we begin, I would like to remind you that today’s call may include forward-looking statements, including statements related to the expected timing and completion of the proposed merger, financing, clinical development plans, and future performance. These statements are subject to risks and uncertainties described in our SEC filings, which we urge you to read.

With that, I’ll now turn the call over to Dr. Will Chou, President and Chief Executive Officer of Passage Bio.

Will Chou

Thank you, Kathleen, and good morning. Earlier today, Passage Bio issued a press release outlining a definitive merger agreement with Remix Therapeutics, as well as a concurrent private placement financing led by a syndicate of leading biotechnology investors supporting Remix’s novel pipeline programs. This financing is expected to close immediately prior to the completion of the merger.

This all-stock transaction represents an important moment for Passage shareholders and follows a comprehensive evaluation of strategic alternatives by our Board of Directors, with a disciplined focus on delivering value to our shareholders. We are excited to enter into this merger agreement with Remix, a company with a compelling pipeline and the potential to bring meaningful therapies to patients in need.

Remix has built a highly differentiated and clinically advanced platform centered on reprogramming RNA processing to address disease at its source. This approach enables the targeting of disease drivers that have historically been beyond the reach of conventional drug discovery, including oncogenic transcription factors such as MYB, which is implicated across multiple cancers. Remix’s lead program, REM-422, is an oral mRNA degrader targeting MYB, with preliminary clinical data demonstrating excellent therapeutic potential. REM-422 is currently in the clinic in multiple indications, including in an ongoing registrational study for adenoid cystic carcinoma, and the program is expected to deliver on multiple clinical data readouts over the coming quarters.

The combined company will be supported by an oversubscribed private placement and is expected to have cash runway into 2028, providing a strong financial position to execute against meaningful clinical milestones.

Under the terms of the transaction, pre-merger Passage Bio shareholders are expected to own approximately 7% of the combined company at closing. Pre-merger Remix shareholders, inclusive of those participating in the private placement, are expected to own approximately 93% of the combined company at closing. The percentage of the combined company that Passage shareholders will own at closing is subject to adjustments based on the estimated amount of Passage’s net cash immediately prior to the closing date, which is expected to take place in the fourth quarter of 2026.

In addition to receiving a portion of the new combined company, Passage shareholders may continue to participate in the success of Passage’s pediatric gene therapy programs, currently sublicensed to Gemma Biotherapeutics, via contingent value rights entitling holders to a portion of net proceeds, if any, received for certain milestone payments.

On behalf of Passage Bio, I would like to thank our employees, collaborators, patients, and shareholders for their support and dedication. With unanimous support from Board members at both companies, we are excited to enter into this merger and look forward to the progress of the combined company under the dedicated and talented Remix leadership team.

With that, I’ll turn the call over to Pete Smith, CEO of Remix Therapeutics.

Pete Smith

Thank you, Will, and thank you all for joining us today.

Today marks a transformational milestone for Remix Therapeutics as we take this step to become a publicly traded company through our merger with Passage Bio.

At Remix, our mission is to reprogram RNA processing to address disease at its origin. For decades, drug discovery has focused primarily on proteins, leaving many important disease drivers largely inaccessible by conventional approaches. We take a fundamentally different approach by targeting RNA processing directly, which could allow us to control gene expression upstream of protein production and unlock new therapeutic possibilities. We believe this represents a meaningful shift in the way medicines can be discovered and developed, enabling new ways to intervene in disease biology.

This transaction is structured to accelerate that vision. It provides immediate access to the public markets, enabling us to expand our investor base and scale our efforts. Importantly, it is supported by an oversubscribed private placement led by new investor Decheng Capital with participation from leading institutional investors that will result in total gross proceeds of over $100M. Combined with the capital from Passage Bio, we expect to have cash runway into 2028, allowing us to execute against key clinical milestones across our pipeline.

At the core of our company is the REMaster platform, which integrates deep expertise in data science, biomolecular sciences, and chemistry to rationally design small molecules that modulate RNA processing. This platform allows us to create highly specific and selective, orally available therapies against disease-driving targets that have proven challenging to address with conventional approaches, while also serving as a scalable discovery engine for generating multiple new programs over time.

Our lead program, REM-422, is a clear example of this strategy in action. REM-422 is an orally available mRNA degrader targeting MYB, an oncogenic transcription factor implicated across multiple cancers, starting with our work in adenoid cystic carcinoma, or ACC, and acute myeloid leukemia and High-Risk myleodysplastic syndromes, or AML/HR-MDS. Rather than attempting to directly inhibit the MYB protein, REM-422 induces the inclusion of a poison exon in the MYB mRNA transcript, leading to its degradation through nonsense-mediated decay. Thus, we are inhibiting MYBs function by preventing it from being expressed through an RNA degradation mechanism. This represents a powerful mechanism of action and a new way to approach previously inaccessible targets. REM-422 has received Orphan Drug Designation for AML and ACC as well as Fast Track Designation for ACC from the FDA, reinforcing both the unmet medical need in these indications and the potential importance of this therapy.

REM-422 is currently being evaluated in a Phase 1/2 clinical trial in patients with ACC, and a Phase 1 study in AML and high-risk MDS. In ACC this includes both a Phase 1 dose escalation phase in 69 patients, designed to determine the maximum-tolerated dose and recommended Phase 2 dose, and a Ph2 confirmatory cohort targeting 40-50 patients, which will further evaluate safety and efficacy in biomarker-positive patients. The Phase 1 study is completed and our ARIA study is currently enrolling in the Phase 2 portion which is an open-label, non-randomized, multicenter trial.

ACC is a solid tumor with >1,500 new cases seen each year in the U.S. and a prevalent population of ~13-16,000 people. It most commonly arises in the salivary glands and is characterized by frequent recurrence, perineural invasion, and dysregulation of the MYB oncogene. Approximately 60-65% of ACC patients are MYB poison exon biomarker positive and potential candidates for REM-422 treatment. Depending on tumor location, patients may experience symptoms such as facial numbness, difficulty swallowing, vision changes, or difficulty breathing. Despite multiple therapeutic approaches being explored, including chemotherapy, kinase inhibitors, and immunotherapy, clinical outcomes have historically been modest. There are currently no approved treatment options, which underscores the significant unmet need and opportunity for innovation for these patients.

We recently reported encouraging clinical data from the ongoing ARIA study in patients with ACC at the 2026 ASCO Annual Meeting. REM-422 demonstrated dose-proportional increases in exposure across all dose levels tested and reduction of MYB mRNA and protein levels in tumor biopsies taken from patients. REM-422 has demonstrated favorable safety and tolerability data, with no dose-limiting toxicities observed to-date, and primarily low-grade adverse events such as anemia, fatigue and epistaxis. The recommended Phase 2 dose of 24 mg was generally well-tolerated with several patients approaching 2 years of treatment and ongoing. In the biomarker-positive cohort, treated at the recommended Phase 2 dose, an overall response rate of 43% was observed, with durable responses exceeding one year and ongoing. We also observed a 100% disease control rate. Responses were observed across molecular subtypes, various histologies and regardless of prior lines of therapy, including in patients previously treated with antibody-drug conjugates, highlighting the potential breadth of activity even in a heavily pre-treated patient population.

These results are compelling and unprecedented in this disease, given that there are no systemic treatment options for this life-threatening cancer. Of note, we have aligned with the FDA on the RP2D, use of biomarker selection that is an assay designed to identify patients that are MYB poison exon positive performed in collaboration with Tempus, and the design of the Phase 2 study. Enrollment in the phase 2 study is proceeding very well, with over 50% of the planned study size already enrolled since the trial opened in late Q4 2025.

Looking ahead, we are excited to progress our programs and pipeline including advancing REM-422 through clinical development and generating key data that we believe can meaningfully inform its potential. We expect to have initial data from our ongoing Phase 2 cohort for REM-422 in ACC in mid-2027. We have also started enrollment in the Phase 1 study of REM-422 in AML/HR-MDS and have observed strong preliminary antitumor activity in dose escalation. Dose escalation is ongoing to determine RP2D for REM-422 in AML/MDS, and we expect to have top-line data in mid-2027. Furthermore, we expect to progress our discovery pipeline with nomination of a Development Candidate for our mRNA degrader program targeting MYC-dysregulated cancers in 2027. The transaction announced today will fund the company through these milestones with cash runway into 2028.

Upon closing of the transaction, I will continue to serve as Chief Executive Officer, working alongside an experienced leadership team and board of directors. Together, this team brings deep expertise in RNA biology, drug development, and company building, with a shared commitment to translating innovative science into impactful medicines.

Taking a step back to reflect, this transaction is transformative as it positions Remix to lead in the new category of RNA-targeted therapeutics, advance a differentiated clinical pipeline, and deliver important milestones in the near and mid-term. Most importantly, it strengthens our ability to bring meaningful new treatment options to patients with significant unmet medical needs. We are excited about the opportunity ahead and grateful for the continued support of our investors, employees, and partners.

Thank you for joining us today.

Operator

Ladies and gentlemen, this concludes today's event. You may now disconnect.

END

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Passage Bio and Remix, including the conditions to, and timing of, closing of the proposed transaction, the Board of Directors and management of the combined company, the percentage ownership of the combined company (which is subject to adjustment based on the amount of Passage Bio’s net cash as of the closing of the proposed transaction), and the parties’ ability to consummate the proposed transaction and private placement financing, including the intended use of net proceeds from the private placement financing and the expected timing of closing and completion of the private placement financing, the expected issuance of the CVR and the contingent payments contemplated by the CVR, the combined company’s expected cash and the sufficiency of the combined company’s cash to fund operations into 2028, the listing of the combined company’s shares on Nasdaq, the expectations surrounding the potential, safety, efficacy, and regulatory and clinical progress of Remix’s product candidates, including REM-422, and anticipated milestones and timing, among others.

Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Passage Bio and Remix to consummate the proposed transaction; (iii) the ability of Passage Bio and Remix to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Passage Bio, Remix or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Passage Bio’s and/or Remix’s respective businesses; (vii) the ability of Remix to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Passage Bio’s or Remix’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Passage Bio’s or Remix’s ability to pursue certain business opportunities or strategic transactions; (xi) the combined company’s need for additional funding, which may not be available; (xii) failure to identify additional product candidates and develop or commercialize marketable products; (xiii) the early stage of the combined company’s development efforts; (xiv) potential unforeseen events during clinical trials could cause delays or other adverse consequences; (xv) risks relating to the regulatory approval process; (xvi) interim, topline and preliminary data may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data; (xvii) Passage Bio’s and Remix’s product candidates may cause serious adverse side effects; (xviii) inability to maintain collaborations, or the failure of these collaborations; (xix) the combined company’s reliance on third parties, including for the manufacture of materials for our research programs, preclinical and clinical studies; (xx) failure to obtain U.S. or international marketing approval; (xxi) ongoing regulatory obligations; effects of significant competition; (xxii) unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives; (xxiii) product liability lawsuits; (xxiv) securities class action litigation; (xxv) the impact of general economic conditions on our business and operations, including the combined company’s preclinical studies and clinical trials; (xxvi) the possibility of system failures or security breaches; risks relating to intellectual property; (xxvii) significant costs incurred as a result of operating as a public company; (xxviii) the risk that, as a result of adjustments to the exchange ratio, Passage Bio stockholders and Remix stockholders could own more or less of the combined company than is currently anticipated, including as a result of the determination of Passage Bio’s net cash; (xxix) risks related to the market price of Passage Bio’s common stock relative to the value implied by the exchange ratio; (xxx) the risk that holders of the CVR may never receive any payments thereunder; (xxxi) the risk that the concurrent private placement financing is not consummated; and (xxxii) such other factors as are set forth in Passage Bio’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Passage Bio’s Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Report on Form 10-Q for the period ended March 31, 2026. Passage Bio and Remix can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Passage Bio and Remix undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed transaction involving Passage Bio and Remix and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Passage Bio intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement of Passage Bio that will constitute a prospectus with respect to shares of Passage Bio stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Passage Bio may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Passage Bio may file with the SEC. INVESTORS AND SECURITYHOLDERS OF PASSAGE BIO AND REMIX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PASSAGE BIO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Passage Bio and Remix stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Passage Bio, Remix and the proposed transaction that will be filed with the SEC by Passage Bio through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Passage Bio will also be available free of charge on Passage Bio’s website at www.passagebio.com or by contacting Passage Bio’s investor relations department by email at investors@passagebio.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Passage Bio, Remix and their respective directors and executive officers may be deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Passage Bio. Information regarding Passage Bio’s directors and executive officers is also available in Passage Bio’s most recent Annual Report on Form 10-K and in its definitive proxy statement for its 2026 annual meeting of stockholders filed with the SEC on April 7, 2026. Investors and securityholders of Passage Bio and Remix are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Passage Bio carefully and in their entirety when they become available because they will contain important information about the proposed transaction.